UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS, AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NUMBER: 001-33988
GPI HOURLY SAVINGS PLAN
(FOR REPRESENTED EMPLOYEES)
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Graphic Packaging Holding Company
814 Livingston Court
Marietta, Georgia 30067
(Name of the issuer of the securities held pursuant to the plan and address of its principal executive offices)

GPI Hourly Savings Plan
(For Represented Employees)

Report of Independent Registered Public Accounting Firm
To the Retirement Committee of
GPI Hourly Savings Plan
(For Represented Employees)
Marietta, Georgia
We have audited the accompanying statements of net assets available for benefits of the GPI Hourly Savings Plan (For Represented Employees) (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in the net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material aspects when considered in relation to the basic financial statements taken as a whole.
/s/ Babush Neiman Kornman & Johnson, LLP
Atlanta, Georgia
June 29, 2010

GPI Hourly Savings Plan
(For Represented Employees)
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008
ASSETS
INVESTMENTS, at fair value
Interest in the GPI Master Trust	$153,254,684	$105,121,435

RECEIVABLES
Transfers to Plan (Note J)	—	17,799,035

NET ASSETS AVAILABLE FOR BENEFITS	$153,254,684	$122,920,470

See accompanying notes to financial statements

GPI Hourly Savings Plan
(For Represented Employees)
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

CONTRIBUTIONS
Employer	$3,558,432
Employee	11,666,727
Rollover	253,840

Total Contributions	15,478,999

INVESTMENT INCOME
Net investment gain from the GPI Master Trust	26,820,506

TOTAL ADDITIONS	42,299,505

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid	11,844,963
Administrative expenses	52,152

TOTAL DEDUCTIONS	11,897,115

NET INCREASE BEFORE TRANSFERS	30,402,390

TRANSFERS FROM PLAN	(68,176)

NET INCREASE	30,334,214

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	122,920,470

End of year	$153,254,684

See accompanying notes to financial statements

GPI Hourly Savings Plan
(For Represented Employees)
Notes to Financial Statements
A.	DESCRIPTION OF PLAN
The following description of the GPI Hourly Savings Plan (For Represented Employees), formerly known as Riverwood International Hourly Savings Plan (the “Plan”), provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan and is sponsored by Graphic Packaging International, Inc. (the “Company”). Full-time hourly employees are eligible to participate in the Plan on the first payroll date following employment or immediately upon re-employment if previously employed. If the employee is part-time or temporary, such employee is eligible to participate in the Plan after completing at least 1,000 hours and one year of service. Effective January 1, 2009, the Altivity Packaging Savings Plan for Union Hourly Employees merged into the Plan (see Note J) and the Plan was amended and restated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions. Each year, legacy Graphic participants may contribute up to 25% of their pre-tax annual compensation to the Plan. Each legacy Riverwood and legacy Altivity location has different participant pre-tax and after-tax contribution rate percentage maximums. Any participant who is age 50 by the end of the Plan year may contribute additional “catch-up” contributions. Participants may also contribute in the form of a direct rollover, amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to maximum annual contribution limits.
The Company contribution is based on matching of pre-tax contributions pursuant to the collective bargaining agreements in effect for each location, as defined by the Plan. In addition, several locations are eligible for Supplemental Employer Contributions, Special Employer Contributions and Employer Automatic Contributions pursuant to the collective bargaining agreements in effect for each location, as defined by the Plan.
Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings or losses and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions or account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s vested account.
Vesting. Participants are immediately vested in their elective deferrals, rollover contributions plus actual earnings thereon. Vesting in employer contributions varies based on the type of employer contribution which varies by location, as defined by the Plan.
Payment of Benefits. A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability. Upon termination of service for any other reason or if the

Notes to Financial Statements (Continued)
participant has attained the age of 59 1/2, a participant may elect to receive the value of the vested portion of their account either as a lump-sum amount or in the form of installment payments. A participant may take a distribution in the event of financial hardship if all requirements are met as specified by the Plan agreement.
Participant Loans. Participants may borrow from their accounts in amounts equal to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The Plan prohibits loans from being made out of the participant’s Supplemental Employer Contribution portion of the participant’s account. The loans are secured by the balance in the participant’s account and bear varying rates of interest, which are commensurate with local prevailing rates as determined by the Plan administrator. The loans can have up to a maximum term of 5 years, unless the loan is to be used in conjunction with a purchase of a principal residence and in that case the loan can have a maximum term of 25 years. Interest rates range from 4.25% to 10.5% per annum on loans outstanding as of December 31, 2009. Principal and interest are paid ratably through payroll deductions.
Forfeited Accounts. For the plan year ended December 31, 2009, $5,861 of previously forfeited amounts were used to pay administrative expenses of the Plan. As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $13,275 and $2,120, respectively. These accounts are available to reduce future employer contributions to the Plan or pay the Plan’s administrative expenses.
Administrative Expenses. With the exception of certain administrative costs, substantially all costs of administering the Plan are paid by the Company. These costs include legal, accounting and administrative fees.
Transfers from Plan. This amount on the statement of changes in net assets available for benefits represents transfers of Plan assets to the GPI Savings Plan during 2009.
B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principles and policies which significantly affect the determination of net assets available for plan benefits and results of operations are summarized below.
Basis of Accounting. The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition. Investments in the GPI Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in its statement of changes in net assets available for benefits an allocation of the GPI Master Trust’s net income (loss) which consists of realized gains or (losses), unrealized appreciation (depreciation) on investments and interest and dividend income.

Notes to Financial Statements (Continued)
Management fees and operating expenses charged to the GPI Master Trust for investments in mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties. The GPI Master Trust invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the levels of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.
Payment of Benefits. Benefits are recorded when paid.
Recent Accounting Pronouncements. In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under FASB Accounting Standards Codification (the “ASC”) subtopic 820, formerly known as FASB Staff Position (“FSP”) SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This ASC emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This guidance was adopted by the Plan during 2009 and did not have an impact on the financial statements.
In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — A Replacement of FASB Statement No. 162. This guidance establishes the FASB ASC as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The ASC supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. The guidance and the ASC did not change existing GAAP; the adoption did not have an impact on the financial statements.
During 2009, the Plan adopted FASB Statement No. 165, Subsequent Events, or ASC 855, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. On February 24, 2010, the FASB issued ASC Update 2010-09 to amend ASC 855, Subsequent

Notes to Financial Statements (Continued)
Events. As a result of the ASU, Security & Exchange Commission (“SEC”) registrants are not required to disclose the date through which management evaluated subsequent events in the financial statements, either in originally issued financial statements or reissued financial statements. This change addresses practice issues for SEC registrants with respect to processes around issuing financial statements and SEC registration requirements. The adoption of this guidance is reflected in these financial statements.
In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) — Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a Plan’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.
In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance requires (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosures by class of assets and liabilities; and (iii) description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.
C. INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets. All investments are participant directed.

	December 31,
	2009	2008
Interest in the GPI Master Trust	$153,254,684	$105,121,435

Notes to Financial Statements (Continued)
During 2009, the Plan’s net investment gain in the GPI Master Trust (including gains and losses on investments bought and sold, as well as held during the year and interest and dividend income) was as follows:

Mutual funds	$17,766,213
Common/collective trusts	5,713,490
Graphic Packaging Stock Fund	3,340,803

$26,820,506

D.	INTEREST IN GPI MASTER TRUST
The Plan’s investments are in the GPI Master Trust, which was established for the investment of assets of the Plan and certain assets of another Company sponsored retirement plan. The plans participating in the GPI Master Trust collectively own, through the GPI Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan’s investment percentage in the GPI Master Trust changes regularly. Income earned by the GPI Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the GPI Master Trust was approximately 32% and 38%, respectively. Investment income and administrative expenses relating to the GPI Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100 percent allocation to that plan), or 2) the Plan’s proportionate share of the income or expense which is attributable to the Trust.
The following presents the fair value of investments for the GPI Master Trust at December 31, 2009 and 2008, respectively and the related investment income for the year ended December 31, 2009:

	December 31,
	2009	2008
Investments, at fair value
Graphic Packaging Stock Fund	$10,165,204	$4,684,539
Mutual funds	268,431,247	142,916,465
Common/collective trusts	71,629,122	31,105,257
Cash and cash equivalents	110,370,490	85,138,482
Participant loans	17,332,786	14,794,017

	$477,928,849	$278,638,760

Investment income
Interest and dividends	$6,459,424

Net appreciation in fair value of investments
Graphic Packaging Stock Fund	$8,607,243
Common/collective trusts	11,784,051
Mutual funds	59,685,168

	$80,076,462

Notes to Financial Statements (Continued)
E.	FAIR VALUE MEASUREMENTS
In 2008, the Plan adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), formerly SFAS 157. ASC 820 established a fair value hierarchy that prioritized the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities inputs (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in methodologies used at December 31, 2009 and 2008.
Graphic Packaging Stock Fund: The Graphic Packaging Stock Fund consists primarily of shares of the Company’s common stock. The underlying common stock is valued at the last reported sales price at the end of the year or, if there were no sales that day, the last reported bid price. Effective January 1, 2004, no additional shares of Company stock may be purchased through the Plan. See Note L for discussion of the Graphic Packaging Stock Fund.
Cash and cash equivalents: Valued at cost, which approximates fair value.
Mutual funds: Valued at the net asset value reported in the active market where the fund is traded on a daily basis.

Notes to Financial Statements (Continued)
Common/Collective trusts: The fair values of participation units held in the common/collective trusts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the GPI Master Trust’s investments at fair value as of December 31, 2009 and 2008.

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$38,780,116	$—	$—	$38,780,116
Domestic equity funds	195,722,656	—	—	195,722,656
Foreign equity funds	33,928,475	—	—	33,928,475

Total Mutual funds	268,431,247	—	—	268,431,247

Common/collective trusts:
Balanced funds	—	71,629,122	—	71,629,122

Cash and cash equivalents	110,370,490	—	—	110,370,490
Graphic Packaging Stock Fund	10,165,204	—	—	10,165,204
Participant loans	—	—	17,332,786	17,332,786

Total	$388,966,941	$71,629,122	$17,332,786	$477,928,849

December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$18,568,322	$—	$—	$18,568,322
Domestic equity funds	106,124,728	—	—	106,124,728
Foreign equity funds	18,223,415	—	—	18,223,415

Total Mutual funds	142,916,465	—	—	142,916,465

Common/collective trusts:
Balanced funds	—	31,105,257	—	31,105,257

Cash and cash equivalents	85,138,482	—	—	85,138,482
Graphic Packaging Stock Fund	4,684,539	—	—	4,684,539
Participant loans	—	—	14,794,017	14,794,017

Total	$232,739,486	$31,105,257	$14,794,017	$278,638,760

Notes to Financial Statements (Continued)
The following table sets forth a summary of changes in the fair value of the GPI Master Trust’s level 3 investments for the years ended December 31, 2009 and 2008.

Participant
December 31, 2009	Loans
Balance, beginning of year	$14,794,017
New loans, net of repayments	2,538,769

Balance, end of year	$17,332,786

Participant
December 31, 2008	Loans
Balance, beginning of year	$14,985,151
New loans, net of repayments	(191,134)

Balance, end of year	$14,794,017

F.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.
G.	INCOME TAX STATUS
Prior to the January 1, 2009 restatement of the Plan, the Plan had obtained a determination letter dated November 14, 2006, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended and restated; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Since the January 1, 2009 restatement, the Plan has applied for a determination letter for the restated Plan.
H.	PARTIES-IN-INTEREST TRANSACTIONS
Certain investments are managed by Fidelity, the trustee of the Plan, and as such, qualify as party-in-interest investments. The Plan holds shares of Graphic Packaging, Inc. common stock and recognized appreciation of $3,340,803 from its investment in the Company common stock. Additionally, the Plan holds party-in-interest investments in the form of participant loans. Fees paid by the Plan to Fidelity for the administration of the Plan amounted to $52,152 for the year ended December 31, 2009.

Notes to Financial Statements (Continued)
I.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The financial statements do not reflect deemed distribution of loans in default without post default payments while Schedule H of Form 5500 reflects these as distributions.

	2009	2008
Net assets available for benefits per the financial statements	$153,254,684	$122,920,470
Deemed distributions without post default payments	(348,660)	(357,837)
Difference in Graphic stock valuation due to rounding	(4,548)	(11,777)

Net assets available for benefits per Schedule H of Form 5500	$152,901,476	$122,550,856

2009
Net increase per the financial statements	30,334,214
Deemed distributions without post default payments	9,177
Difference in Graphic stock valuation due to rounding	7,229

Net income per Schedule H of Form 5500	$30,350,620

J.	2008 TRANSFERS TO THE PLAN
Effective March 10, 2008, the businesses of the Company and Altivity Packaging, LLC were combined through a series of transactions. As a result of the combination, the Plan was amended to merge the Altivity Packaging Savings Plan for Union Hourly Employees into the Plan as of January 1, 2009. On December 31, 2008, participant accounts, totaling $18,222,626, were transferred to the Plan. Of the participant accounts transferred, the Vanguard Midcap Fund, totaling $423,591, was transferred and received prior to December 31, 2008. The remaining investments, including participant loans, totaling $17,799,035, were received after December 31, 2008 and are presented in the Statement of Net Assets Available for Benefits under Receivables.
K.	RECLASSIFICATIONS
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.
L.	GRAPHIC PACKAGING STOCK FUND
Effective January 1, 2004, the Graphic Packaging Stock Fund (“the Stock Fund”) was closed to new monies. Due to an administrative error, participants in the Plan were able to purchase shares in the Stock Fund from March 12, 2008 through August 25, 2009 when Fidelity’s rebalance or auto rebalance functionality was used. When the error was discovered, it was corrected and the Stock Fund was closed to all new investments. In addition, units in the Stock Fund purchased during this period were liquidated and participants were made whole for any losses and additionally compensated to a return for the highest performing fund in the Plan.

Notes to Financial Statements (Continued)
M.	DELINQUENT PARTICIPANT CONTRIBUTIONS
The Company determined that certain participant contributions and loan repayments had not been remitted to the Plan in a timely manner, according to Department of Labor regulations. The amount reported for the year ended December 31, 2009 was $14,743. Although these remittances were made, they fell outside the normal processing time the Company allows. The Company is in the process of calculating lost earnings and intends to deposit these funds into the Plan and make the necessary filings with the Department of Labor and Internal Revenue Service.

GPI Hourly Savings Plan
(For Represented Employees)
Schedule H, Line 4(a) — Schedule of Delinquent Contributions
For the Year Ended December 31, 2009

Participant
Contributions
Transferred	Total that Constitute Nonexempt Prohibited
Late to Plan	Transactions
Check here if
Late Participant			Contributions	Total Fully
Loan	Contributions	Contributions	Pending	Corrected Under
Repayments are	Not	Corrected	Correction in	VFCP and PTE
included:☐	Corrected	Outside VFCP	VFCP	2002-51
$14,743	$—	$—	$14,743	$—

GPI Hourly Savings Plan
(For Represented Employees)
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
As of December 31, 2009

(c)
Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
*	Participant Loans	Varying maturities (interest rates ranging from 4.25% — 10.50%)	0	$7,810,824

*	Party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GPI HOURLY SAVINGS PLAN (FOR REPRESENTED EMPLOYEES)
Date: June 29, 2010	By:	/s/ DANIEL J. BLOUNT
Senior Vice President and Chief Financial
Officer (Principal Financial Officer)

GPI Hourly Savings Plan
(For Represented Employees)
INDEX OF EXHIBITS

Exhibit Number
23.1	Consent of Babush Neiman Kornman & Johnson, LLP.